EXHIBIT 1


For Immediate Release                                       Contact Susan Gordon
April 21, 2009                                                      212 702-4309


                        Icahn Responds to Cook and Wilson

New York, New York (AMLN:NASDAQ). Carl Icahn announced today that he had sent the following letter to Joseph C. Cook, Jr., Chairman of the Board and James Wilson, Lead Independent Director of Amylin Pharmaceuticals, Inc. concerning recent discussions between Mr. Icahn and Messrs. Cook and Wilson.


                                 April 21, 2009


Joseph Cook, Jr., Chairman of the Board

James Wilson, Lead Independent Director

Amylin Pharmaceuticals, Inc

9360 Towne Centre Drive

San Diego, CA  92121



Dear Joe & Jim:

Your letter of April 20, 2009, completely mischaracterized what was said during the conversations that took place between us during the past weekend.

After Amylin issued its public invitation to a meeting with us and Eastbourne, I called you this past weekend and, during the first of our conversations, I stated I was glad you had indicated (in your media statement of Wednesday, April
15) your willingness to have a three way discussion between Eastbourne, the Company and ourselves. I was therefore absolutely amazed when you denied you had indicated that you were open to a meeting. I then asked you to wait while I got a copy of the statement you issued. I read you your own language which stated, "We have engaged in discussions with both Mr. Icahn and Eastbourne Capital Management, L.L.C. ("Eastbourne"), and welcome the opportunity to meet with them again, either separately or together." I then asked if you intended to keep your word and have the meeting. There was no meaningful reply. I then mentioned that this indecisiveness and reneging on promises could be a major problem if it is how the company has been run during your tenure.

Let us now discuss some of the many misstatements you have made concerning our weekend of discussions. To begin with, I absolutely did not say that Amylin should be sold "promptly." I did point to our record with ImClone, where in 2 years we vastly improved the company and our relationship with our partner Bristol-Myers. Lilly paid a huge premium over market for the ImClone. I mentioned that one of the things we wished to accomplish at Amylin would be to attempt to renegotiate the partnership agreements with Lilly. I told you the Amylin agreement with Lilly was reprehensible to me in that it contained one of the strongest standstills I have ever seen preventing Lilly from offering to acquire Amylin. The conversation did get a bit heated and I did mention the standstill was simply another device along with the poison pills and poison puts to entrench yourselves. I pointed out that Big Pharma companies were paying huge premiums for bio-tech and, indeed, Lilly's CEO, John Lechleiter, had just stated publicly that he was looking for more acquisitions.

I mentioned I thought that you were afraid that Lilly might offer to pay a huge premium for Amylin if they were released from their standstill. I pointed out that you, knowing the problems at Amylin, many of which are of your own making, saw fit to sell your stock at a very significant premium over today's market price.(1) Why shouldn't other stockholders have the opportunity to decide for themselves whether or not to sell, for example, if a bid were made above $30 per share? In an angry exchange, I asked why are you preventing Lilly from making a bid? How are stockholders helped by having that provision in the standstill? It is a complete misstatement on your part to any way suggest that I wish to sell Amylin to Lilly at today's prices. Quite to the contrary! No one has ever accused me of selling cheaply. As you are probably aware, I currently own companies that I have held for upwards of 20 years. It is true, however, that during the last 2 years, I have sold companies such as the Stratosphere Casino which I held for 7 years. I invested $300 million into the company and received $1.3 billion. I also sold ImClone for $70 per share (which I had accumulated at an average cost of about $33 per share). I negotiated that $70 per share price after urging that ImClone turn down an unsolicited bid in the high $30's and even the Bristol $60 and $62 bids. I say this to you not to boast but to make the point that I do not sell cheaply and would certainly not recommend selling Amylin unless we were offered at least over $30 per share, at which time I might recommend selling it. As I pointed out in our "rather heated" conversation, it seemed to me that your sale of stock in and above the high $30's was among the very few intelligent things you did in your tenure at Amylin.

_________________________
(1)  The records show you sold stock between $18.64 and $50.17 per share.

Concerning cost cutting, I stated you appear to overspend in many areas and that possibly that is related more to your ego then to enhancing stockholder value. I told you if we were on the board we would bring in experts that would ascertain how much waste there was and would also take a very hard look at any contracts, if they existed, with other firms you were involved with.

For a number of years I have had conversations with CEOs and Chairmen, often over a crucial weekend, in order to end or avoid a "debilitating" proxy fight, as you have characterized what is going on at Amylin. Often these conversations have become "heated." However, never until today has either side found it necessary to slant and misstate these conversations and then release these misstatements on Monday morning.

I will end by asking once again, do you intend to keep your word and set up the three way meeting between the company, Eastbourne and Icahn as you promised you would or was your statement of Friday just another empty promise?



                                                     Sincerely,

                                                     Carl Icahn




SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN, DR. ALEXANDER J. DENNER, DR. THOMAS F. DEUEL, MR. JULES HAIMOVITZ, DR. PETER LIEBERT, DR. DAVID SIDRANSKY, MR. MAYU SRIS, MR. JEFFREY MECKLER, DR. ERIC ENDE, ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN PARTNERS MASTER FUND II LP, ICAHN PARTNERS MASTER FUND III LP, ICAHN ENTERPRISES G.P. INC., ICAHN ENTERPRISES HOLDINGS L.P., IPH GP LLC, ICAHN CAPITAL L.P., ICAHN ONSHORE LP, ICAHN OFFSHORE LP, BECKTON CORP., AND CERTAIN OF THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF AMYLIN PHARMACEUTICALS, INC, FOR USE AT ITS ANNUAL MEETING WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE AVAILABLE TO STOCKHOLDERS OF AMYLIN PHARMACEUTICALS, INC. FROM THE PARTICIPANTS AT NO CHARGE AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.


INFORMATION RELATING TO THE PARTICIPANTS IN THIS PROXY SOLICITATION IS CONTAINED IN SCHEDULE 14A FILED BY THE PARTICIPANTS WITH THE SECURITIES AND EXCHANGE COMMISSION, WHICH DOCUMENTS ARE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.